UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Barrett Business Services, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

068463108

(CUSIP Number)

Kimberly J. Jacobsen Sherertz

25011 NE Cresap Road

Battle Ground, Washington 98604

(503) 807-5579

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Thomas P. Palmer

Tonkon Torp LLP

888 SW Fifth Avenue, Suite 1600

Portland, Oregon 97204

(503) 802-2018

May 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.	Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on April 28, 2011 (the "Initial 13D") by the Reporting Persons with respect to the common stock, $.01 par value per share (the "Common Stock"), of Barrett Business Services, Inc. (the "Issuer" or the "Company"), is hereby amended by this Amendment No. 1 to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4.	Purpose of the Transaction

Item 4 of the Initial 13D is hereby amended to add the following after the second full paragraph thereof:

The Reporting Persons have concluded that the Company and its stockholders would benefit from the addition to the Company's Board of Directors of individuals with a substantial beneficial ownership interest in the Common Stock and a wider variety of business experience.

On May 16, 2011, Ms. Sherertz and a representative of the Reporting Persons met with the Company's Board of Directors to discuss these concerns in the interest of maximizing stockholder value.  The Reporting Persons proposed expanding the Company's Board from six to nine members, as authorized under the Company's Bylaws, with one of the three new director positions to be filled by Ms. Sherertz and the remaining two positions to be filled by persons recommended by the Reporting Persons with senior management experience.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 17, 2011	ESTATE OF WILLIAM W. SHERERTZ

	By:	/s/ Kimberly J. Jacobsen Sherertz
Name: Kimberly J. Jacobsen Sherertz
Title: Personal Representative

Date: May 17, 2011	KIMBERLY J. JACOBSEN SHERERTZ

/s/ Kimberly J. Jacobsen Sherertz